                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                   For the fiscal year ended December 31, 1998

                                       OR

  [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


For the transition period from              to
                               ------------    ------------

Commission file number   1-13232

                                    --------


                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                             401(k) RETIREMENT PLAN
                            (Full title of the plan)


                   Apartment Investment and Management Company
                     1873 South Bellaire Street, Suite 1700
                           Denver, Colorado 80222-4348

               (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                       Financial Statements and Schedules

                   Apartment Investment and Management Company
                   (Formerly National Corporation for Housing
                       Partnerships Amended and Restated)
                             401(k) Retirement Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                       Financial Statements and Schedules

                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan

                     Years ended December 31, 1998 and 1997




                                    CONTENTS


Report of Independent Public Accountants.................................................................1


Audited Financial Statements


Statements of Net Assets Available for Benefits..........................................................2
Statements of Changes in Net Assets Available for Benefits...............................................4
Notes to Financial Statements............................................................................6


Schedules


Schedule of Assets Held for Investment Purposes.........................................................11
Schedule of Reportable Transactions.....................................................................12

                    Report of Independent Public Accountants



Pension Plan Committee
Apartment Investment and Management Company
401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Apartment Investment and Management Company (formerly National Corporation for Housing Partnerships Amended and Restated) 401(k) Retirement Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Indianapolis, Indiana
June 11, 1999

                   Apartment Investment and Management Company
(Formerly National Corporation for Housing Partnerships Amended and Restated)
                             401(k) Retirement Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998



                                                                                PARTICIPANT DIRECTED
                                                -----------------------------------------------------------------------------------
                                                                                                                          MANAGED
                                                                GROWTH        GROWTH &    INTERMEDIATE    RETIREMENT       INCOME
                                                 MAGELLAN       COMPANY      INCOME FUND    BOND FUND    MONEY MARKET    PORTFOLIO
                                                 --------       -------      -----------  ------------   ------------    ---------

Assets:
Investments, at fair value:
    Mutual funds                                $ 10,881,058   $ 4,793,821   $10,788,697   $ 2,159,232   $ 7,347,050   $      --
    Common stock                                        --            --            --            --            --            --
    Interest in common collective trust                 --            --            --            --            --       9,332,464
    Participant loans                                   --            --            --            --            --            --
                                                ------------   -----------   -----------   -----------   -----------   -----------
                                                  10,881,058     4,793,821    10,788,697     2,159,232     7,347,050     9,332,464
Contribution Receivable:
    Employee Contribution Receivable                  50,368        37,490        62,324        18,913        63,520        32,995
    Employer Contribution Receivable                  19,014        14,129        23,159         7,221        26,967        12,899
                                                ------------   -----------   -----------   -----------   -----------   -----------
                                                      69,382        51,619        85,483        26,134        90,487        45,894
                                                ------------   -----------   -----------   -----------   -----------   -----------
Total Assets                                      10,950,440     4,845,440    10,874,180     2,185,366     7,437,537     9,378,358

Liability:
Participant refunds payable                             --            --            --            --            --            --
                                                ------------   -----------   -----------   -----------   -----------   -----------
Net assets available for benefits               $ 10,950,440   $ 4,845,440   $10,874,180   $ 2,185,366   $ 7,437,537   $ 9,378,358
                                                ============   ===========   ===========   ===========   ===========   ===========


                                                                                PARTICIPANT DIRECTED
                                                -----------------------------------------------------------------------------------
                                                  ASSET                      AGGRESSIVE                    SPARTAN
                                                 MANAGER        EQUITY         GROWTH       LOW PR       U.S. EQUITY     AIMCO
                                                   FUND        INCOME II        FUND      STOCK FUND        INDEX      STOCK FUND
                                                --------       ---------     ----------   ----------     -----------   ----------

Assets:
Investments, at fair value:
    Mutual funds                                $ 6,258,780   $ 6,074,394   $   709,762   $      --     $    14,501   $      --
    Common stock                                       --            --            --         191,081          --         721,206
    Interest in common collective trust                --            --            --            --            --            --
    Participant loans                                  --            --            --            --            --            --
                                                -----------   -----------   -----------   -----------   -----------   -----------
                                                  6,258,780     6,074,394       709,762       191,081        14,501       721,206
Contribution Receivable:
    Employee Contribution Receivable                 11,919        12,518        12,673          --             707        16,012
    Employer Contribution Receivable                  4,422         4,763         4,509          --             134         6,122
                                                -----------   -----------   -----------   -----------   -----------   -----------
                                                     16,341        17,281        17,182          --             841        22,134
                                                -----------   -----------   -----------   -----------   -----------   -----------
Total Assets                                      6,275,121     6,091,675       726,944       191,081        15,342       743,340

Liability:
Participant refunds payable                            --            --            --            --            --            --
                                                -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for benefits               $ 6,275,121   $ 6,091,675   $   726,944   $   191,081   $    15,342   $   743,340
                                                ===========   ===========   ===========   ===========   ===========   ===========


                                                                PARTICIPANT DIRECTED
                                                  -------------------------------------------------
                                                                DIVERSIFIED
                                                   INSIGNIA    INTERNATIONAL
                                                  STOCK FUND       FUND        LOAN FUND      TOTAL
                                                  --------     -------------   ---------      -----

Assets:
Investments, at fair value:
    Mutual funds                                  $      --     $    57,515   $      --     $49,084,810
    Common stock                                      711,255          --            --       1,623,542
    Interest in common collective trust                  --            --            --       9,332,464
    Participant loans                                    --            --       3,120,245     3,120,245
                                                  -----------   -----------   -----------   -----------
                                                      711,255        57,515     3,120,245    63,161,061
Contribution Receivable:
    Employee Contribution Receivable                     --            --            --         319,439
    Employer Contribution Receivable                     --            --            --         123,339
                                                  -----------   -----------   -----------   -----------
                                                         --            --            --         442,778
                                                  -----------   -----------   -----------   -----------
Total Assets                                          711,255        57,515     3,120,245    63,603,839

Liability:
Participant refunds payable                              --            --            --
                                                  -----------   -----------   -----------   -----------
Net assets available for benefits                 $   711,255   $    57,515   $ 3,120,245   $63,603,839
                                                  ===========   ===========   ===========   ===========


See accompanying notes.

                   Apartment Investment and Management Company
  (Formerly National Corporation for Housing Partnerships Amended and Restated)
                             401(k) Retirement Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997



                                                                        PARTICIPANT DIRECTED
                                            -------------------------------------------------------------------------------
                                                                                                                   MANAGED
                                                          GROWTH        GROWTH &    INTERMEDIATE    RETIREMENT     INCOME
                                            MAGELLAN      COMPANY     INCOME FUND     BOND FUND    MONEY MARKET   PORTFOLIO
                                            --------      -------     -----------   ------------   ------------   ---------

ASSETS:
Investments, at fair value:
    Mutual funds                           $6,070,821   $ 4,114,304   $ 8,562,623   $ 1,790,522   $ 6,310,928   $      --
    Common stock                                 --            --            --            --            --            --
    Interest in common collective trust          --            --            --            --            --       7,149,468
    Participant loans                            --            --            --            --            --            --
                                           ----------   -----------   -----------   -----------   -----------   -----------
Total assets                                6,070,821     4,114,304     8,562,623     1,790,522     6,310,928     7,149,468

LIABILITY:
Participant refunds payable                     9,231         8,823         9,955           136         1,642         1,361
                                           ----------   -----------   -----------   -----------   -----------   -----------
Net assets available for benefits          $6,061,590   $ 4,105,481   $ 8,552,668   $ 1,790,386   $ 6,309,286   $ 7,148,107
                                           ==========   ===========   ===========   ===========   ===========   ===========


                                                                          PARTICIPANT DIRECTED
                                            --------------------------------------------------------------------------------
                                               ASSET
                                              MANAGER       AIMCO          EQUITY       EMERGING
                                                FUND      STOCK FUND      INCOME II   GROWTH FUND     LOAN FUND       TOTAL
                                              -------     ----------      ---------   -----------     ---------       -----

ASSETS:
Investments, at fair value:
    Mutual funds                            $   380,196   $      --     $   400,786   $   153,988   $      --     $27,784,168
    Common stock                                   --         362,292          --            --            --         362,292
    Interest in common collective trust            --            --            --            --            --       7,149,468
    Participant loans                              --            --            --            --       1,979,308     1,979,308
                                             ----------   -----------   -----------   -----------   -----------   -----------
Total assets                                    380,196       362,292       400,786       153,988     1,979,308    37,275,236

LIABILITY:
Participant refunds payable                       1,659         7,193          --             863          --          40,863
                                             ----------   -----------   -----------   -----------   -----------   -----------
Net assets available for benefits           $   378,537   $   355,099   $   400,786     $ 153,125   $ 1,979,308  $ 37,234,373
                                            ===========   ===========   ===========     =========   ===========  ============



See accompanying notes.

                   Apartment Investment and Management Company
  (Formerly National Corporation for Housing Partnerships Amended and Restated)
                             401(k) Retirement Plan

                Statement of Changes in Net Assets Available for
                        Benefits, with Fund Information

                          Year ended December 31, 1998



                                                                       PARTICIPANT DIRECTED
                                      -------------------------------------------------------------------------------------------
                                                                                                      RETIREMENT       MANAGED
                                                        GROWTH         GROWTH &       INTERMEDIATE      MONEY           INCOME
                                        MAGELLAN        COMPANY       INCOME FUND       BOND FUND       MARKET         PORTFOLIO
                                        --------        -------       -----------     ------------    ----------       ---------

Additions:
   Employee contributions             $    674,453    $    483,453    $    817,640    $    230,754    $    901,724    $    471,392
   Employer contributions                  260,523         178,570         309,622          92,789         267,574         191,396
   Rollover contributions                   92,638          75,218          86,994           7,906          61,988          10,944
   Interest and dividend income            448,984         357,770         583,266         113,624         347,075         421,852
                                      ------------    ------------    ------------    ------------    ------------    ------------
Total additions                          1,476,598       1,095,011       1,797,522         445,073       1,578,361       1,095,584

Deductions:
   Benefits payments                     1,405,602       1,076,821       1,770,172         360,685       1,938,646       1,115,443
   Participant refunds                        --              --              --              --              --              --
   Administrative expenses                   7,191           2,731           2,640             622           5,054         363,063
                                      ------------    ------------    ------------    ------------    ------------    ------------
Total deductions                         1,412,793       1,079,552       1,772,812         361,307       1,943,700       1,478,506

Net transfers from other plans           3,041,148         159,892         642,440         375,607       1,870,107       2,970,942
Net interfund transfers                     (6,178)       (148,529)       (107,927)        (81,333)       (376,689)       (355,119)
Net appreciation (depreciation)
   in fair value of investments          1,790,075         713,137       1,762,289          16,940             172          (2,650)
                                      ------------    ------------    ------------    ------------    ------------    ------------
Net increase                             4,888,850         739,959       2,321,512         394,980       1,128,251       2,230,251

Net assets available for benefits
   Beginning of year                     6,061,590       4,105,481       8,552,668       1,790,386       6,309,286       7,148,107
                                      ------------    ------------    ------------    ------------    ------------    ------------
   End of year                        $ 10,950,440    $  4,845,440    $ 10,874,180    $  2,185,366    $  7,437,537    $  9,378,358
                                      ============    ============    ============    ============    ============    ============



                                                                       PARTICIPANT DIRECTED
                                       -----------------------------------------------------------------------------------------
                                          ASSET                                                       SPARTAN US
                                         MANAGER           EQUITY       AGGRESSIVE        LOW PR       EQ INDEX        AIMCO
                                           FUND          INCOME II      GROWTH FUND     STOCK FUND        FUND       STOCK FUND
                                         -------         ---------      -----------     ----------    ----------     ----------

Additions:
   Employee contributions              $    191,541    $    184,508    $    145,403   $      3,786   $      2,751   $    149,960
   Employer contributions                    73,370          72,214          51,968          1,309            448         57,004
   Rollover contributions                     9,026          15,070           7,038            384           --            7,090
   Interest and dividend income             999,149         441,181          42,726          1,941             60          5,227
                                       ------------    ------------    ------------   ------------   ------------   ------------
Total additions                           1,273,086         712,973         247,135          7,420          3,259        219,281

Deductions:
   Benefits payments                         67,145         182,742          45,481           --            1,445         65,718
   Participant refunds                         --              --              --             --             --             --
   Administrative expenses                       30              39              88           --             --            1,075
                                       ------------    ------------    ------------   ------------   ------------   ------------
Total deductions                             67,175         182,781          45,569           --            1,445         66,793

Net transfers from other plans            5,291,542       5,257,609          90,641        178,999             84           --
Net interfund transfers                      51,997         (52,776)        163,633            408         11,354        120,347
Net appreciation (depreciation)
   in fair value of investments            (652,866)        (44,136)        117,979          4,254          2,090        115,406
                                       ------------    ------------    ------------   ------------   ------------   ------------
Net increase                              5,896,584       5,690,889         573,819        191,081         15,342        388,241

Net assets available for benefits
   Beginning of year                        378,537         400,786         153,125           --             --          355,099
                                       ------------    ------------    ------------   ------------   ------------   ------------
   End of year                         $  6,275,121    $  6,091,675    $    726,944   $    191,081   $     15,342   $    743,340
                                       ============    ============    ============   ============   ============   ============



                                                         PARTICIPANT DIRECTED
                                      ----------------------------------------------------------
                                                       DIVERSIFIED
                                         INSIGNIA     INTERNATIONAL
                                        STOCK FUND         FUND        LOAN FUND         TOTAL
                                        ----------    -------------    ---------         -----

Additions:
   Employee contributions              $     21,199   $      1,780    $       --     $  4,280,344
   Employer contributions                     8,743            595            --        1,566,125
   Rollover contributions                      --             --              --          374,296
   Interest and dividend income                 698          2,135            --        3,765,688
                                       ------------   ------------    ------------   ------------
Total additions                              30,640          4,510            --        9,986,453

Deductions:
   Benefits payments                          1,393           --           625,420      8,656,713
   Participant refunds                         --             --
   Administrative expenses                        4           --              --          382,537
                                       ------------   ------------    ------------   ------------
Total deductions                              1,397           --           625,420      9,039,250

Net transfers from other plans              627,609         53,182         988,720     21,548,522
Net interfund transfers                       2,824            351         777,637           --
Net appreciation (depreciation)
   in fair value of investments              51,579           (528)           --        3,873,741
                                       ------------   ------------    ------------   ------------
Net increase                                711,255         57,515       1,140,937     26,369,466

Net assets available for benefits
   Beginning of year                           --             --         1,979,308     37,234,373
                                       ------------   ------------    ------------   ------------
   End of year                         $    711,255   $     57,515    $  3,120,245   $ 63,603,839
                                       ============   ============    ============   ============



See accompanying notes.

                   Apartment Investment and Management Company
  (Formerly National Corporation for Housing Partnerships Amended and Restated)
                             401(k) Retirement Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1997



                                                                    PARTICIPANT DIRECTED
                                     --------------------------------------------------------------------------------------------
                                                                                                     RETIREMENT        MANAGED
                                                          GROWTH       GROWTH &     INTERMEDIATE        MONEY           INCOME
                                        MAGELLAN         COMPANY      INCOME FUND     BOND FUND         MARKET        PORTFOLIO
                                        --------         -------      -----------   ------------     ----------       ---------

Additions:
   Employee contributions             $    543,293    $    455,815    $    750,777   $    230,047    $  1,002,042    $    527,943
   Employer contributions                  707,409         573,522         971,696        320,873       2,650,391         891,909
   Rollover contributions                    6,909           5,444           3,532            835          12,493             913
   Interest and dividend income            390,529         387,188         413,503        107,135         281,794         442,504
                                      ------------    ------------    ------------   ------------    ------------    ------------
Total additions                          1,648,140       1,421,969       2,139,508        658,890       3,946,721       1,863,269

Deductions:
   Benefits payments                     1,388,737       1,017,235       2,352,481        302,676       1,162,491       1,763,778
   Participant refunds                       9,231           8,823           9,955            136           1,642           1,361
   Administrative expenses                   6,605           2,696           1,615            614           3,181          60,560
                                      ------------    ------------    ------------   ------------    ------------    ------------
Total deductions                         1,404,573       1,028,754       2,364,051        303,426       1,167,314       1,825,699

Net interfund transfers                   (235,102)       (177,272)        195,308        (90,529)       (326,924)       (168,987)
Net exchanges                                 --              --              --             --              --              --
Net appreciation (depreciation)
   in fair value of investments            899,101         252,555       1,677,758         16,630            --              --
                                      ------------    ------------    ------------   ------------    ------------    ------------
Net increase (decrease)                    907,566         468,498       1,648,523        281,565       2,452,483        (131,417)

Net assets available for benefits
   Beginning of year                     5,154,024       3,636,983       6,904,145      1,508,821       3,856,803       7,279,524
                                      ------------    ------------    ------------   ------------    ------------    ------------
   End of year                        $  6,061,590    $  4,105,481    $  8,552,668   $  1,790,386    $  6,309,286    $  7,148,107
                                      ============    ============    ============   ============    ============    ============


                                                                    PARTICIPANT DIRECTED
                                       ---------------------------------------------------------------------------
                                           ASSET
                                          MANAGER      NHP STOCK         AIMCO          EQUITY        EMERGING
                                            FUND          FUND         STOCK FUND      INCOME II     GROWTH FUND
                                          -------      ---------       ----------      ---------     -----------

Additions:
   Employee contributions               $     81,016   $     56,300    $       --     $     51,854   $     44,175
   Employer contributions                    105,564         75,041            --           64,985         51,248
   Rollover contributions                         97           --              --             --             --
   Interest and dividend income               29,626           --              --           39,216         30,063
                                        ------------   ------------    ------------   ------------   ------------
Total additions                              216,303        131,341            --          156,055        125,486

Deductions:
   Benefits payments                          85,639         15,415            --          145,627         48,834
   Participant refunds                         1,659            816           6,377           --              863
   Administrative expenses                        15            641            --               35             66
                                        ------------   ------------    ------------   ------------   ------------
Total deductions                              87,313         16,872           6,377        145,662         49,763

Net interfund transfers                       52,221        (85,584)           --          293,926         73,455
Net exchanges                                   --         (345,426)        345,426           --             --
Net appreciation (depreciation)
   in fair value of investments               24,554        163,854          16,050         26,439        (15,734)
                                        ------------   ------------    ------------   ------------   ------------
Net increase (decrease)                      205,765       (152,687)        355,099        330,758        133,444

Net assets available for benefits
   Beginning of year                         172,772        152,687            --           70,028         19,681
                                        ------------   ------------    ------------   ------------   ------------
   End of year                          $    378,537   $       --      $    355,099   $    400,786   $    153,125
                                        ============   ============    ============   ============   ============


                                           PARTICIPANT DIRECTED
                                      -------------------------------


                                          LOAN FUND          TOTAL
                                          ---------          -----

Additions:
   Employee contributions                $   (100,336)   $  3,642,927
   Employer contributions                  (2,284,369)      4,128,269
   Rollover contributions                        --            30,223
   Interest and dividend income               149,626       2,271,184
                                         ------------    ------------
Total additions                            (2,235,079)     10,072,603

Deductions:
   Benefits payments                          276,353       8,559,266
   Participant refunds                           --            40,863
   Administrative expenses                       --            76,028
                                         ------------    ------------
Total deductions                              276,353       8,676,157

Net interfund transfers                       469,488            --
Net exchanges                                    --              --
Net appreciation (depreciation)
   in fair value of investments                  --         3,061,207
                                         ------------    ------------
Net increase (decrease)                   (2,041,944)       4,457,653

Net assets available for benefits
   Beginning of year                        4,021,252      32,776,720
                                         ------------    ------------
   End of year                           $  1,979,308    $ 37,234,373
                                         ============    ============



See accompanying notes.

                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan

                          Notes to Financial Statements

                                December 31, 1998



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Apartment Investment and Management Company 401(k) Retirement Plan (the "Plan") are presented on the accrual basis of accounting.

INVESTMENTS

Investments other than participant loans are valued at fair value as determined by reference to quoted market values. The fair value of participant loans is estimated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 31, 1989, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated, effective January 1, 1995. The administrator believes that the Plan, as amended and restated, continues to maintain its qualified status.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

2. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan is a defined contribution plan that was established for all eligible employees of the National Corporation for Housing Partnerships (NHP). As a result of the 1997 merger with AIMCO/NHP Acquisition Corp., NHP is now a wholly owned subsidiary of Apartment Investment and Management Company (AIMCO). Consequently, effective January 1, 1998, AIMCO assumed sponsorship of the Plan and the Plan was renamed Apartment Investment and Management Company 401(k) Retirement Plan.

Employees become eligible to participate when they have reached the age of 18 and have worked for the Company (AIMCO) for a six-month period. Participants may elect to contribute to the Plan from 1% to 20% of their compensation on a pretax basis, subject to certain statutory limitations. The Company, at its discretion, may match 50% of the participants' contribution, up to 6% of compensation deferral.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and Plan earnings. The benefit to which a participant is entitled is the account balance at the time of distribution.

Participants are immediately vested in their voluntary contributions. The Company's matching contributions are fully vested after three years of service. Upon withdrawal, the nonvested portion of a participant's account will be used by the Company to reduce the next employer contribution or pay expenses of the Plan. During 1998 and 1997, forfeited balances of terminated participants' nonvested accounts were $187,413 and $360,105, respectively.

Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant's account. Only one loan is permitted during any twelve month period.

                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

2. DESCRIPTION OF THE PLAN (CONTINUED)

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of their account.

3. INVESTMENTS

The Plan's investments are held in trust by Fidelity Management Trust, the Trustee of the Plan. The Plan's investments in the various funds (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as presented in the following table.

                                                                                NET
                                                                            APPRECIATION
                                                                           (DEPRECIATION)
                                                                           IN FAIR VALUE
                                                                             DURING YEAR
                                                                           --------------
Year Ended December 31, 1998:
Fair value as determined by quoted market prices:
    Mutual funds                                                           $ 3,705,152
    Interest in common collective trust                                         (2,650)
    Common stocks                                                              171,239
                                                                           -----------
                                                                           $ 3,873,741
                                                                           ===========

Year Ended December 31, 1997:
Fair value as determined by quoted market prices:
    Mutual funds                                                           $ 2,881,303
    Common stocks                                                              179,904
                                                                           -----------
                                                                           $ 3,061,207
                                                                           ===========

                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                   DECEMBER 31
                                                                               1998            1997
                                                                           ------------     -----------

Fidelity Management Trust Company:
 Mutual Funds:
 Magellan Fund                                                             $ 10,881,058     $ 6,070,821
 Growth Company Fund                                                          4,793,821       4,114,304
 Growth and Income Fund                                                      10,788,697       8,562,623
 Retirement Money Market Fund                                                 7,437,050       6,310,928
 Asset Manager Fund                                                           6,258,780             N/A
 Equity Income II Fund                                                        6,074,394             N/A

 Common Collective Trust:
 Managed Income Portfolio Fund                                                9,332,464       7,149,468

4. YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by Third Quarter 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

                   Apartment Investment and Management Company
             (Formerly National Corporation for Housing Partnerships
                              Amended and Restated)
                             401(k) Retirement Plan

                    Notes to Financial Statements (continued)

4. YEAR 2000 (UNAUDITED) (CONTINUED)

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant during 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

5. PLAN MERGERS

On April 1, 1998, AIMCO merged its plan, the Property Asset Management Employee Savings Plan, into the AIMCO 401(k) Retirement Plan and the assets and loans, totaling approximately $2 million, were transferred into the Plan on August 2, 1998. Pursuant to a 1997 merger agreement between Ambassador Apartments, L.P. and AIMCO, the Ambassador Retirement Plan was merged into the AIMCO 401(k) Plan and the assets and loans of the Ambassador Plan, totaling approximately $.5 million, were transferred into the AIMCO 401(k) Plan on August 4, 1998. Subsequent to the 1998 merger of AIMCO with Insignia, assets and loans totaling approximately $19 million were transferred from the Insignia Retirement Plan to the AIMCO 401(k) Retirement Plan on November 30, 1998.

                                    SCHEDULES

                   Apartment Investment and Management Company
  (Formerly National Corporation for Housing Partnerships Amended and Restated)
                             401(k) Retirement Plan

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



                                                                                                       EIN:  52-1445137
                                                                                                       Plan Number:  002
                    (b)                                       (c)                           (d)                (e)
                                                  DESCRIPTION OF INVESTMENT,
                                                   INCLUDING MATURITY DATE,
        IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL, PAR
           LESSOR OR SIMILAR PARTY                     OR MATURITY VALUE                   COST            CURRENT VALUE
        ----------------------------           ---------------------------------           ----            -------------

Common Stock:
*AIMCO Stock                                             69,996 shares                   $   703,877         $  704,855
*Insignia Stock                                          145,749 shares                      706,564             711,255
*Washington National Mortgage
   Company Stock                                          2,725 shares                        24,935              16,351
                                                                                        ------------        ------------
                                                                                           1,435,376           1,432,461
Mutual Funds:
*Fidelity Management Trust Company
   Magellan Fund                                         90,060 shares                     8,529,042          10,881,058
   Growth Company Fund                                   93,960 shares                     3,724,672           4,793,821
   Growth and Income Fund                                235,356 shares                    7,352,503          10,788,697
   Intermediate Bond Fund                                210,247 shares                    2,141,521           2,159,232
   Asset Manager Fund                                    359,907 shares                    6,900,271           6,258,780
   Equity Income II Fund                                 202,412 shares                    6,137,683           6,074,394
   Aggresive Growth Fund                                 22,341 shares                       610,137             709,762
   Diversified International Fund                         3,246 shares                        58,043              57,515
   Low Price Stock Fund                                   8,362 shares                       186,826             191,081
   Spartan US Equity Index Fund                            330 shares                         12,453              14,501
   Retirement Money Market Fund                         7,347,050 shares                   7,347,050           7,347,050
                                                                                        ------------        ------------
                                                                                          43,000,201          49,275,891
Common Collective Trust:
*Fidelity Management Trust Company
   Managed Income Portfolio Fund                        9,332,464 shares                   9,332,464           9,332,464


Participant Loans                            Interest rates range from 6% to 11%                               3,120,245
                                                                                        ------------        ------------
                                                                                        $ 53,768,041        $ 63,161,061
                                                                                        ============        ============



*Indicates a party-in-interest to the Plan

                   Apartment Investment and Management Company
  (Formerly National Corporation for Housing Parnterships Amended and Restated)
                             401(k) Retirement Plan

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998



                     (a)                             (b)                   (c)           (d)            (g)           (h)
                                                                                                                    CURRENT
                                                                                                                    VALUE OF
                                                                                                                    ASSET ON
                                                                        PURCHASE                                  TRANSACTION
         IDENTITY OF PARTY INVOLVED         DESCRIPTION OF ASSET          PRICE     SELLING PRICE  COST OF ASSET      DATE
         --------------------------         --------------------        --------    -------------  -------------  -----------

Category (iii) -- series of transactions in excess of 5 percent of Plan assets:
-------------------------------------------------------------------------------

Fidelity Management Trust Company       Magellan Mutual Fund            $ 5,138,160                  $  5,138,160  $ 5,138,160
                                                                                       $ 2,117,998      1,690,273    2,117,998

Fidelity Management Trust Company       Growth Company Fund               2,295,927                     2,295,927    2,295,927
                                                                                         2,329,548      2,036,486    2,329,548

Fidelity Management Trust Company       Growth & Income Fund              3,978,269                     3,978,269    3,978,269
                                                                                         3,514,483      2,819,772    3,514,483

Fidelity Management Trust Company       Asset Manager Fund                6,690,918                     6,690,918    6,690,918
                                                                                           159,469        155,728      159,469

Fidelity Management Trust Company       Equity Income II Fund             6,112,834                     6,112,834    6,112,834
                                                                                           395,089        364,026      395,089

Fidelity Management Trust Company       Retirement Money Market Fund      5,002,564                     5,002,564    5,002,564
                                                                                         3,966,442      3,966,442    3,966,442

Fidelity Management Trust Company       Managed Income Portfolio Fund     4,643,580                     4,643,580    4,643,580
                                                                                         2,460,586      2,460,586    2,460,586


                                            EIN:  52-1445137
                                            Plan Number:  002
                     (a)                           (i)



                                              NET GAIN/
         IDENTITY OF PARTY INVOLVED            (LOSS)
         --------------------------          -----------

Category (iii) -- series of transactions in excess of 5 percent of Plan assets:
-------------------------------------------------------------------------------

Fidelity Management Trust Company
                                             $ 427,725

Fidelity Management Trust Company
                                               293,062

Fidelity Management Trust Company
                                               694,711

Fidelity Management Trust Company
                                                 3,741

Fidelity Management Trust Company
                                                31,063

Fidelity Management Trust Company
                                                  --

Fidelity Management Trust Company
                                                  --

There were no category (i), (ii) or (iv) reportable transactions during 1998. Columns (e),(f), not applicable and therefore not included.

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-57617) pertaining to the Apartment Investment and Management Company 401(k) Retirement Plan of our report dated June 11, 1999, with respect to the financial statements and schedules of the Apartment Investment and Management Company 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                                        /s/ ERNST & YOUNG LLP
                                                        ---------------------
                                                            ERNST & YOUNG LLP

Indianapolis, Indiana
June 25, 1999

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 24, 1999
                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY
                                        401(k) RETIREMENT PLAN



                                        By:  /s/ MARY AKERS
                                           -------------------------------------
                                                 Mary Akers
                                                 Plan Administrator






                                       12